

Mail Stop 3561

February 6, 2009

<u>via U.S. mail and facsimile</u>

Jean Claude Mas, Chief Executive Officer
Heritage Worldwide, Inc.
337 Avenue de Bruxelles
La Seyne-Sur-Mer
FRANCE 83507

RE: **Heritage Worldwide, Inc.**
      Form 10-K for Fiscal Year Ended June 30, 2008
      Form 10-Q for the Period Ended September 30, 2008
      SEC File No. 0-28277

Dear Mr. Mas:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 9A(T). Controls and Procedures, page 23

1. We note your disclosure that your principal executive officer and your principal financial officer have concluded that your controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in this report has been recorded, processed, summarized and reported as of the end of the period covered by this report. However, you do not include the entire definition of disclosure controls and procedures. If you choose to include the definition in your disclosure responsive to Item 307 of Regulation S-K, please revise future filings to include the entire definition.   See Exchange Act Rule 13a-15(e).

2. We note the disclosure that there were no "significant changes" in your internal controls. Please revise future filings to eliminate the qualification concerning no "significant" change. Also, please follow the language of Item 308(c) of Regulation S-K by stating, if true, that there was no change that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibits

3. Please revise future Section 302 certifications to provide the name of the company in paragraph one instead of using the defined term "Company." See Rules 13a-14(a) and 15d-14(a). In addition, include the name of the company with the titles under the signatures.

Report of Independent Registered Public Accounting Firm, page 17

4. We note that your auditors are located in New York. It appears that all of the assets liabilities, revenues and expenses of Heritage Worldwide Inc. relate to operations located in France and Spain. Please tell us how the audit of the operations in France and Spain, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

   • Whether another auditor was involved in the audit of the French and Spanish operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S.

auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within France and/or Spain.

Form 10-Q for the Quarter Ended September 30, 2008

Liquidity and Capital Resources, page 22

5. We note your disclosure in Note 3 that you have two convertible promissory notes totaling $4 million maturing within one year. The holder of the $3 million convertible note has advised you that they are not going to convert this note into common stock. Considering your cash balance of $251,530 at September 30, 2008 and (i) your declining sales, (ii) lower gross profit margin and (iii) and your increased operating loss during the quarter ended September 30, 2008, please disclose how you plan to fund your operations for the next twelve months. Refer to the guidance in Item 303(b) of Regulation S-K and SEC Release 33-8350.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Raj Rajan (202 551-3388 or Brian Bhandari at (202)551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

(for) John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Jean Claude Mas, Chief Executive Officer
Facsimile to (011) (33) 494-107844